SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

 (Amendment No. 3)

Triple Crown Media, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

89675K102
(CUSIP Number)

July 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

SCHEDULE 13G
CUSIP No. 89675K102	Page 2 of 8 Pages

NAME OF REPORTING PERSON
1.	Bislett Partners L.P

	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
2.	(SEE INSTRUCTIONS)	(b)☐

SEC USE ONLY
3.

CITIZENSHIP OR PLACE OF ORGANIZATION
4.	California

		SOLE VOTING POWER
	5.	0
NUMBER OF
SHARES		SHARED VOTING POWER
BENEFICIALLY	6.	265,000
OWNED BY
EACH		SOLE DISPOSITIVE POWER
REPORTING	7.	0
PERSON WITH
		SHARED DISPOSITIVE POWER
	8.	265,000

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
9.	REPORTING PERSON
265,000
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES	☐
10.	CERTAIN SHARES (SEE INSTRUCTIONS)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.	4.8%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12.
PN

SCHEDULE 13G
CUSIP No. 89675K102	Page 3 of 8 Pages

NAME OF REPORTING PERSON
1.	Bislett Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
	(SEE INSTRUCTIONS)	(b)☐

SEC USE ONLY
3.

CITIZENSHIP OR PLACE OF ORGANIZATION
4.	California

		SOLE VOTING POWER
	5.	0
NUMBER OF
SHARES		SHARED VOTING POWER
BENEFICIALLY	6.	265,000
OWNED BY
PERSON WITH		SOLE DISPOSITIVE POWER
REPORTING	7.	0
EACH
		SHARED DISPOSITIVE POWER
	8.	265,000

	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
9.	REPORTING PERSON
	265,000
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.	CERTAIN SHARES (SEE INSTRUCTIONS)	☐

	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.	4.8%

	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12.
	OO

SCHEDULE 13G
CUSIP No. 89675K102	Page 4 of 8 Pages

NAME OF REPORTING PERSON
1.	James D. Harris

	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
2.	(SEE INSTRUCTIONS)	(b)☐

3.	SEC USE ONLY

CITIZENSHIP OR PLACE OF ORGANIZATION
4.	United States

		SOLE VOTING POWER
NUMBER OF	5.	1,412
SHARES
BENEFICIALLY		SHARED VOTING POWER
OWNED BY	6.	265,000
EACH
PERSON WITH		SOLE DISPOSITIVE POWER
REPORTING	7.	1,412

		SHARED DISPOSITIVE POWER
	8.	265,000

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
9.	REPORTING PERSON
266,412
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.	CERTAIN SHARES (SEE INSTRUCTIONS)	☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.
4.8%
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12.
IN, HC

Item 1(a).	Name of Issuer:

Triple Crown Media, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

725 Old Norcross Rd
Lawrenceville, Georgia  30045

Item 2(a).	Names of Persons Filing:

This statement is filed by:
(i)	Bislett Partners L.P.
(ii)	Bislett Management LLC, general partner of Bislett Partners L.P.
(iii)	James D. Harris, managing member of Bislett Management LLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

200 Sheridan Avenue, Suite 408
Palo Alto, CA 94306

Item 2(c).	Citizenship:

(i) Bislett Partners L.P. is a California limited partnership.
(ii) Bislett Management LLC is a California limited liability company.
(iii) James D. Harris is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

89675K102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Page 5 of 8 Pages

Item 4.	Ownership:

(i) Bislett Partners L.P.:

(a) Amount beneficially owned: 265,000 shares
(b) Percent of class: 4.76%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0 shares
(ii) Shared power to vote or to direct the vote: 265,000 shares
(iii) Sole power to dispose or to direct the disposition of: 0 shares
(iv) Shared power to dispose or to direct the disposition of: 265,000 shares

(ii) Bislett Management LLC:

(a) Amount beneficially owned: 265,000 shares
(b) Percent of class: 4.76%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0 shares
(ii) Shared power to vote or to direct the vote: 265,000 shares
(iii) Sole power to dispose or to direct the disposition of: 0 shares
(iv) Shared power to dispose or to direct the disposition of: 265,000 shares

(iii) James D. Harris:

(a) Amount beneficially owned: 266,412 shares
(b) Percent of class: 4.79%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,412 shares
(ii) Shared power to vote or to direct the vote: 265,000 shares
(iii) Sole power to dispose or to direct the disposition of: 1,412 shares
(iv) Shared power to dispose or to direct the disposition of: 265,000 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Page 6 of 8 Pages

Item 8.	Identification and Classification of Members of the Group.

See Item 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2008

BISLETT PARTNERS L.P

	By:	BISLETT MANAGEMENT LLC

	By:	/s/ James D. Harris
Name: James D. Harris
Title: Managing Member

BISLETT MANAGEMENT LLC

	By:	/s/ James D. Harris
Name: James D. Harris
Title: Managing Member

/s/ James D. Harris
James D. Harris

Page 8 of 8 Pages